UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SELECTA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

816212104

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,570,468 shares, of which (a) 1,550,478 shares are Common Stock and (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Amir Nashat (“Nashat”), a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,570,468 shares, of which (a) 1,550,478 shares are Common Stock and (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,570,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

30,604 shares, of which (a) 30,215 shares are Common Stock and (b) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

30,604 shares, of which (a) 30,215 shares are Common Stock and (b) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,604
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,754 shares, of which (a) 10,618 shares are Common Stock and (b) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

10,754 shares, of which (a) 10,618 shares are Common Stock and (b) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,754
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

15,701 shares, of which (a) 15,502 shares are Common Stock and (b) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

15,701 shares, of which (a) 15,502 shares are Common Stock and (b) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”) shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to dispose of the Fund V Shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Amir Nashat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,627,527 shares, of which (a) 1,550,478 shares are directly owned by PVP V, (b) 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 30,215 shares are directly owned by PVPE V, (d) 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 10,618 shares are directly owned by PVPFF V, (g) 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 15,502 shares are directly owned by PVPSFF V and (i) 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 816212104

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2016 and amended on September 29, 2017 (as amended, the “Schedule 13D”) by the Reporting Persons. The “Reporting” Persons are, collectively, Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), Polar Venture Partners Founders’ Fund V, L.P (“PVPFF V”), Polaris Venture Partners Special Founders’ Fund, L.P. (“PVPSFF V”), Polaris Venture Management Co. V, L.L.C. (“PVM V), Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”) and Amir Nashat (“Nashat”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

This Amendment No. 2 is being filed to correct a clerical error in the Schedule 13D that incorrectly reported the number of shares of Common Stock underlying warrants exercisable within 60 days and held directly by each of PVP V, PVPE V, PVPFF V and PVPSFF V (the “Warrant Shares”). The Warrant Shares reported on the Schedule 13D did not give effect to a 1-for-3.9 reverse stock split of the Issuer’s common stock that was effected on June 7, 2016. Information given in response to each item below shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information below is based on a total of 22,349,840 shares of Common Stock outstanding as reported on the Issuer’s Form 10-K, Annual Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934 filed with the SEC on March 15, 2018.

(a) PVP V beneficially owns 1,570,468 shares of Common Stock, or approximately 7.0% of the Common Stock outstanding, of which 1,550,478 shares are directly owned by PVP V and 19,990 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V. PVPE V beneficially owns 30,604 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, of which 30,215 shares are directly owned by PVPE V and 389 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V. PVPFF V beneficially owns 10,754 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, of which 10,618 shares are directly owned by PVPFF V and 136 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V. PVPSFF V beneficially owns 15,701 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, of which 15,502 shares are directly owned by PVPSFF V and 199 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V. PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each of Flint, McGuire and Nashat, in their respective capacities with respect to PVM V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V. Each of PVM, Flint, McGuire and Nashat disclaim beneficial ownership of the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for any purpose, except to the extent of their respective pecuniary interests therein.

Item 7. Material to be Filed as Exhibits.

Exhibit A—Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2018

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By: *
Jonathan A. Flint

TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire

AMIR NASHAT

By: *
Amir Nashat

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Schedule 13D Amendment No. 2 was executed pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]